UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LASERCARD CORPORATION

(Name of Subject Company)

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

William West

Senior Vice President and Chief Financial Officer

HID Global Corporation

c/o ASSA ABLOY Inc.

15370 Barranca Parkway

Irvine, CA 92618

Tel: (949) 732-2003

Fax: (949) 732-2120

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 78,638,883	$ 5,606.95

*	Estimated solely for the purpose of calculating the filing fee. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation. at a purchase price of $6.25 per share, with 12,348,904 shares issued and outstanding, 661,681 shares issuable upon exercise of outstanding options (with a weighted average exercise price of $5.17, and 119,392 restricted stock units in each case as of December 14, 2010, as represented by LaserCard Corporation.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,606.95	Filing Party:	American Alligator Acquisition Corp., ASSA ABLOY Inc. and ASSA ABLOY AB
Form or Registration No.:	Schedule TO	Date Filed:	December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on December 22, 2010, as amended and supplemented by Amendment No. 1 filed with the SEC on January 6, 2011 (“Amendment No. 1”) by American Alligator Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc. (“ASSA US”), which is an Oregon corporation and wholly-owned subsidiary of ASSA ABLOY AB (“ASSA ABLOY”), a limited liability corporation organized under the laws of Sweden, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation, a Delaware corporation (“LaserCard”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 2 is being filed on behalf of Purchaser, ASSA US and ASSA ABLOY.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On January 11, 2011, Donald Black filed a putative class action lawsuit in the Court of Chancery in the State of Delaware. Mr. Black alleges that he is a stockholder of LaserCard and purports to bring the lawsuit on behalf of himself and all other LaserCard stockholders (the “Class”). The Verified Class Action Complaint filed by Mr. Black (the “Black Complaint”) names as defendants Robert T. DeVincenzi, Bernard C. Bailey, Donald E. Mattson, Christopher J. Dyball, Arthur H. Hausman, Walter F. Walker, Albert J. Moyer, LaserCard, ASSA US and Purchaser. The Black Complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing LaserCard to enter into the Merger Agreement and that Purchaser aided and abetted the alleged breaches of fiduciary duty by the individual defendants. The Black Complaint also alleges that the Offer and Merger are being consummated at an unfair price, that the individual defendants agreed to preclusive deal protection devices in connection with the transaction and that the Schedule 14D-9 filed by LaserCard contains inadequate disclosures. Among other relief, the Black Complaint seeks certification as a class action, an injunction of the Offer and the Merger, and the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. The foregoing summary with respect to the Black Complaint is qualified in its entirety by reference to the Black Complaints which is filed as Exhibit (a)(5)(H) to Amendment No. 2 to LaserCard’s Schedule 14D-9 and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(C)	Complaint filed by Donald Black in the Court of Chancery in the State of Delaware on January 11, 2011. Filed as Exhibit (a)(5)(H) to Amendment No. 2 to LaserCard’s Schedule 14D-9 on January 18, 2011 and incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2011

AMERICAN ALLIGATOR ACQUISITION CORP.

	By:	/S/ DENIS R. HÉBERT
	Name:	Denis R. Hébert
	Title:	President

Dated: January 18, 2011

ASSA ABLOY INC.

	By:	/s/ JEFFREY A. MERESCHUK
	Name:	Jeffrey A. Mereschuk
	Title:	Executive Vice President and CFO

Dated: January 18, 2011

ASSA ABLOY AB

	By:	/s/ DENIS R. HÉBERT
	Name:	Denis R. Hébert
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(5)(C)	Complaint filed by Donald Black in the Court of Chancery in the State of Delaware on January 11, 2011. Filed as Exhibit (a)(5)(H) to Amendment No. 2 to LaserCard’s Schedule 14D-9 on January 18, 2011 and incorporated herein by reference.